April 9, 2026

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Chris Edwards

Re:	Kalaris Therapeutics, Inc.

Registration Statement on Form S-3

Filed April 3, 2026

File No. 333-294883

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kalaris Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-294883), so that it may become effective at 4:00 p.m., Eastern Time, on April 13, 2026, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Very truly yours,

Kalaris Therapeutics, Inc.

By:	/s/ Andrew Oxtoby
Name: Andrew Oxtoby
Title: President and Chief Executive Officer